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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        ) 1
                                          -------

                            PVC Container Corporation
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                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   693-651-101
                          ----------------------------
                                 (CUSIP Numbers)

                              Raymond A. Lancaster
                          Kirtland Capital Corporation
                              2550 SOM Center Road
                                    Suite 105
                          Willoughby Hills, Ohio 44094

                                  216-585-9010
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                December 12, 1996
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

     (1.) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NOS. 693-651-101               13D

                                                         page      of     pages

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     1        NAME  OF REPORTING  PERSONS
              S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

              Kirtland Capital Corporation
              34-1748480
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     2        CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*   (a) |_|
                                                                     (b) |X|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*
              AF
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     5        CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
              PURSUANT  TO ITEM  2(d) or 2(e)                               |_|
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     6        CITIZENSHIP  OR PLACE  OF ORGANIZATION
              Ohio
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                                   7       SOLE VOTING  POWER
                                           Common Stock             4,367,415
         NUMBER OF           --------------------------------------------------
           SHARES                  8       SHARED VOTING  POWER
        BENEFICIALLY                       Common Stock                     0
          OWNED BY           --------------------------------------------------
            EACH                   9       SOLE DISPOSITIVE  POWER
         REPORTING                         Common Stock              4,367,415
        PERSON WITH          --------------------------------------------------
                                           SHARED DISPOSITIVE  POWER
                                           Common Stock                      0
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Common Stock                                 4,367,415
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                               |_|
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    13        PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)
              Common Stock               62.35%
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    14        TYPE OF REPORTING PERSON*
              CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER.

                   The securities to which this statement relates are the Common Stock, $0.01 par value per share (the "Common Stock"), of PVC Container Corporation, a Delaware corporation (the "Company"). The principal offices of the Company are located at 401 Industrial Way West, Eatontown, New Jersey 07724.

ITEM 2.  IDENTITY AND BACKGROUND.

                   (a)-(c) This Schedule 13D is filed by Kirtland Capital Corporation, an Ohio corporation ("Kirtland"), whose principal business is searching for, negotiating, structuring, acquiring, holding, selling and refinancing equity interests in operating businesses on behalf of itself and its affiliates and performing all things incidental to or growing out of such activities. Kirtland's principal executive offices are located at 2550 SOM Center Road, Suite 105, Willoughby Hills, Ohio 44094.

                   Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning the executive officers and directors of Kirtland.

                                                                                           Present Principal
Name                      Title                        Business Address                        Occupation
----                      -----                        ----------------                    -----------------
John F. Turben            Chief Executive Officer      2550 SOM Center Road, Suite 105,  Chief Executive Officer
                          and Chairman of the          Willoughby Hills, OH 44094        and Chairman of Board of
                          Board of Directors                                             Directors of Kirtland

John G. Nestor            President, Chief Operating   2550 SOM Center Road, Suite 105,  President, Chief Operating
                          Officer and Director         Willoughby Hills, OH 44094        Officer and Director of
                                                                                         Kirtland

Raymond A. Lancaster      Executive Vice President     2550 SOM Center Road, Suite 105,  Executive Vice President
                          and Director                 Willoughby Hills, OH 44094        and Director

Michael T. DeGrandis      Treasurer                    2550 SOM Center Road, Suite 105,  Treasurer of
                                                       Willoughby Hills, OH 44094        Kirtland

Thomas N. Littman         Secretary                    2550 SOM Center Road, Suite 105,  Secretary of
                                                       Willoughby Hills, OH 44094        Kirtland

                   (d) During the last five years, neither Kirtland nor, to the best of Kirtland's knowledge, any of the executive officers or directors of Kirtland has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                   (e) During the last five years, neither Kirtland nor, to the best of Kirtland's knowledge, any of the executive officers or directors of Kirtland has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   (f) All of the individuals identified in this Item 2 are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   The aggregate amount of funds required by Kirtland to purchase the Common Stock from the the previous holder, Rimer Anstalt, a Liechtenstein anstalt ("Rimer"), was $17,469,660. $16,074,656 of the funds used to purchase the Common Stock was obtained from Kirtland Capital Partners II L.P., an Ohio limited partnership ("KCPII"), and $1,395,004 of the funds used to purchase the Common Stock was obtained from Kirtland Capital Company II LLC, a Turks and Caicos Islands limited liability company ("KCC II"). Kirtland is the general partner of KCP II and has sole voting and investment power over all of the Common Stock held by

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KCP II. Kirtland is the general partner of Evergreen Partners II L.P., an Ohio limited partnership ("Evergreen"), which is the managing member of KCC II. Kirtland has sole voting and investment power over all of the Common Stock held by KCC II. No part of the purchase price for the Common Stock consisted of borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION.

                   Kirtland purchased the Common Stock for general investment purposes. Kirtland intends to review continuously its equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, without limitation, general economic and business conditions and stock market conditions, Kirtland may determine to increase or decrease its equity interest in the Company by acquiring additional shares of the Common Stock or by disposing of all or a portion of its holdings of the Common Stock, subject to any applicable legal and contractual restrictions on its ability to do so.

                   Kirtland has acquired its interest in the Common Stock as a result of the Stock Purchase Agreement, dated as of December 3, 1996, by and among KCP II, the Company and Rimer (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Company agreed to (i) increase the size of the Board of Directors of the Company to up to seven persons, (ii) subject to compliance with
Section 14(f) of the Securities and Exchange Act of 1934, cause up to five persons designated by KCP II to be nominated to the Company's Board of Directors. Following the successful completion of the transactions contemplated by the Purchase Agreement on December 12, 1996, Kirtland acquired its equity interest in the Company. A copy of the Purchase Agreement is filed as an exhibit hereto and incorporated herein by reference.

                  On December 12, 1996, Kirtland entered into a certain Stock Purchase Agreement with Phillip Friedman (the "Friedman Agreement"). Following the successful completion of the transactions contemplated by the Friedman Agreement, Kirtland will purchase 100,000 shares of Common Stock from Phillip Friedman, the current President of the Company. A copy of the Friedman Agreement is filed as an exhibit hereto and incorporated herein by reference.

                   Except as set forth herein, Kirtland does not have any plans or proposals which would relate to or result in:

                  (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

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                  (h)      Causing a class of securities of the Company to be
                           delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

                  (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                   (a) - (b) At the date hereof, Kirtland has the sole power to vote and dispose of 4,367,415 shares of the Common Stock. The Common Stock held by Kirtland represents approximately 62.35% of the 7,004,705 shares of Common Stock outstanding as of December 3, 1996, based on information provided by the Company.

                   To the best of Kirtland's knowledge, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of the Common Stock.

                   (c) No transactions in shares of the Common Stock were effected during the past 60 days by Kirtland, or to the best of Kirtland's knowledge, by any of the individuals identified in Item 2.

                   (d) Except as stated herein, to the best of Kirtland's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in response to Item 5(c).

                   (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   On December 12, 1996, KCP II and the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The following is a brief description of the Registration Rights Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference. The Registration Rights Agreement provides Kirtland with certain demand and "piggy-back" registration rights with respect to each share of Common Stock purchased by Kirtland pursuant to the Purchase Agreement. Specifically, the Registration Agreement provides for Kirtland to (i) make up to three written demands that the Company effect a registration under the Securities Act of 1933, as amended (a "Registration"), of a specified number of shares of Common Stock, and (ii) be entitled to "piggyback" on any other Registrations that the Company intends to effect, so long as such "piggy-back" is done in accordance with the terms of the Registration Rights Agreement. In addition, the Registration Rights Agreement provides that the Company shall bear and pay all fees, costs, and expenses in connection with the Registrations described in the previous sentence in accordance with the terms of the Registration Rights Agreement.

                   On December 12, 1996, Kirtland and the Company entered into a Consulting Agreement (the "Consulting Agreement"). The following is a brief description of the Consulting Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference. The Consulting Agreement provides that Kirtland shall provide such consulting services to the Company as may be agreed upon by the Company and Kirtland. During the term of the Consulting Agreement, Kirtland shall receive an annual consulting fee from the Company equal to $250,000 in accordance with the terms of the Consulting Agreement. The term of the Consulting Agreement will end upon the later of (i) KCP II (or an affiliate) ceasing to own at least 40% of the issued and outstanding shares of Common Stock, and (ii) the Board of Directors of the Company adopting a resolution, approved by a majority of the Directors, approving the termination of the Consulting Agreement.

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                   There are no other contracts, understandings or agreements with respect to the securities of the Company between Kirtland or the other persons identified in Item 2 and any other parties.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Purchase Agreement

Exhibit 99.2 -- Friedman Agreement

Exhibit 99.3 -- Registration Rights Agreement

Exhibit 99.4 -- Consulting Agreement

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                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 1996             KIRTLAND CAPITAL CORPORATION


                                   By: /s/ Raymond A. Lancaster
                                       ------------------------
                                       Name: Raymond A. Lancaster
                                       Title: Executive Vice President


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